AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
MONTHLY PRICING SUPPLEMENT, DATED MARCH 2, 2015,
TO THE PROSPECTUS, DATED JULY 22, 2014

Monthly Pricing Supplement
(unaudited)

On March 2, 2015, our net asset value (“NAV”) per institutional share is $9.944 and our NAV per retail share is $10.201.

The following sets forth the calculation of NAV for each of the institutional shares and retail shares:

Net Asset Value as of February 2, 2015:	$24,972,277.36
Net Assets as of March 2, 2015:
Real Estate Properties, at Fair Value	$36,820,000.00
Non-Real Estate Assets(1)
Cash and Cash Equivalents	1,449,547.24
Subscriptions Receivable	7.25
Receivable from Advisor	4,387,222.00
Prepaid Organizational and Other Costs	451,867.77
Total Assets	43,108,644.26
Liabilities
Financing	16,365,381.75
Deferred Revenue	128,285.69
Redemptions Payable	—
Other Liabilities(1)	1,018,694.10
Total liabilities	17,512,361.54
Net Asset Value	$25,596,282.72

(1)	As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining NAV. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The NAV per share for a particular day can be found on our website at www.arcdailynav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

Below is the NAV per share for each of the institutional shares and the retail shares for each day subsequent to our last pricing supplement.

Date	NAV per institutional share	NAV per retail share
February 3, 2015	$9.944	$10.195
February 4, 2015	$9.944	$10.195
February 5, 2015	$9.944	$10.195
February 6, 2015	$9.944	$10.196
February 9, 2015	$9.944	$10.196
February 10, 2015	$9.944	$10.196
February 11, 2015	$9.944	$10.197
February 12, 2015	$9.944	$10.197
February 13, 2015	$9.944	$10.197
February 17, 2015	$9.944	$10.198
February 18, 2015	$9.944	$10.198
February 19, 2015	$9.944	$10.198
February 20, 2015	$9.944	$10.198
February 23, 2015	$9.944	$10.199
February 24, 2015	$9.944	$10.199
February 25, 2015	$9.944	$10.200
February 26, 2015	$9.944	$10.200
February 27, 2015	$9.944	$10.200
March 2, 2015	$9.944	$10.201

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
MONTHLY PRICING SUPPLEMENT, DATED MARCH 2, 2015,
TO THE PROSPECTUS, DATED JULY 22, 2014

As of March 2, 2015, the valuation of $36.8 million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $34.8 million, representing an increase of approximately $2.0 million or 6%. The following are key assumptions (shown on a weighted-average basis) that are used in the direct capitalization models to estimate the value of our real estate investments by property type:

Property	Type	Overall Cap Rate	Direct Cap Value
Carlisle, IA	Retail	7.25%	$1,230,000
Phoenix, AZ	Retail	7.00%	$2,160,000
Gloster, MS	Retail	8.50%	$810,000
Alorton, IL	Retail	8.25%	$1,000,000
Kansas, OK	Retail	8.50%	$1,060,000
Woodville, MS	Retail	8.50%	$820,000
Chili, NY	Industrial	7.00%	$21,150,000
Temple, TX	Retail	7.50%	$1,100,000
Converse, TX	Retail	7.50%	$1,100,000
Slidell, LA	Retail	7.00%	$980,000
New Castle, IN	Retail	7.25%	$720,000
Sturgeon Bay, WI	Office	8.50%	$620,000
Evanston, WY	Industrial	7.00%	$2,170,000
Clayton, NC	Retail	7.25%	$1,900,000
Weighted Average Basis		7.22%

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted average annual overall capitalization rate of 0.25% would reduce the value of our real properties as of March 2, 2015 by approximately 3.37%.

This is only a mathematical illustration and is not intended to qualify the values reflected above.